UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES INC.
(Registrant)

Date: March 9, 2017	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Contacts:

In Taiwan	In the U.S.
Dr. S.K. Chen	David Pasquale
ChipMOS TECHNOLOGIES (Bermuda) LTD.	Global IR Partners
+886-6-507-7712	+1-914-337-8801
s.k._chen@chipmos.com	dpasquale@globalirpartners.com

ChipMOS REPORTS FOURTH QUARTER AND FULL YEAR 2016 RESULTS

Full Year 2016 Highlights (as compared to the Full Year 2015):

•	Net Revenue of US$567.5 Million Compared to US$581.4 Million.

•	Gross Profit of US$112.4 Million Compared to US$128.1 Million.

•	Gross Margin of 19.8% Compared to 22.0%.

•	Net Earnings of US$0.06 Per Basic Common Share and US$0.05 Per Diluted Common Share Compared to US$0.08 Per Basic Common Share and US$0.08 Per Diluted Common Share.

•	Generated US$109.5 Million Cash from Operations in 2016.

•	Ended 2016 with Cash and Cash Equivalents Balance of US$233.7 Million After Distributing US$101.7 Million to Shareholders as Cash Consideration for the Merger of ChipMOS Taiwan and ChipMOS Bermuda in October; Distributing a Cash Dividend of US$55.3 Million to Shareholders; Repurchasing US$31.1 Million in Shares; and Investing US$96.4 Million in CapEx in 2016.

•	Reached China Joint-Venture Agreement with Strategic Investors Led By Tsinghua Unigroup.

Hsinchu, Taiwan - 03/09/2017 - ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today reported unaudited consolidated financial results for the fourth quarter and full year ended December 31, 2016. All U.S. dollar figures in this release are based on the exchange rate of NT$32.40 against US$1.00 as of December 30, 2016.

All the figures were prepared in accordance with International Financial Reporting Standards as endorsed by the Financial Supervisory Commission of the Republic of China (“T-IFRS”).

On November 30, 2016, the Company held a meeting of its Board of Directors and approved the authorization of its subsidiary, ChipMOS TECHNOLOGIES (BVI) LTD., to sell and transfer 54.98% equity interests of the wholly-owned subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD. (“ChipMOS Shanghai”). As of December 31, 2016, the Company had not yet transferred the equity interests to the transaction counterparties. As a result, ChipMOS Shanghai was classified under T-IFRS as a discontinued operation of ChipMOS and the loss generated by ChipMOS Shanghai was recognized “loss from discontinued operations” in the following unaudited consolidated statements of comprehensive income as it will be on an ongoing basis. The assets and liabilities related to ChipMOS Shanghai have been reclassified as “held for sale” in the following unaudited consolidated statements of financial position as of December 31, 2016. The Company will, however, recognize 45.02% of the net income generated from ChipMOS Shanghai upon closure of its proposed joint-venture agreement, as announced on November 30, 2016. The Company believes the transaction will likely close by the end of the first quarter of 2017. The figures referenced in Table 1 exclude revenue from ChipMOS Shanghai. The figures referenced in Table 2 reflect the inclusion of revenue from ChipMOS Shanghai. The figures referenced in Table 3 present the results of operations for the year ended December 31, 2016 of both the Company and ChipMOS Shanghai.

Net revenue for the fourth quarter of 2016 was NT$4,667.1 million or US$144.0 million, a decrease of 2.1% from NT$4,769.0 million or US$147.2 million in the third quarter of 2016 and an increase of 4.2% from NT$4,477.3 million or US$138.2 million for the same period in 2015. Net profit attributable to the Company for the fourth quarter of 2016 was NT$613.9 million or US$18.9 million, and NT$0.72 or US$0.02 per basic common share and NT$0.72 or US$0.02 per diluted common share, as compared to net profit attributable to the Company for the third quarter of 2016 of NT$255.1 million or US$7.9 million, and NT$0.30 or US$0.01 per basic common share and NT$0.30 or US$0.01 per diluted common share, and compared to net profit attributable to the Company in the fourth quarter of 2015 of NT$437.3 million or US$13.5 million, and NT$0.50 or US$0.02 per basic common share and NT$0.50 or US$0.02 per diluted common share.

Net revenue for the fiscal year ended December 31, 2016 was NT$18,387.6 million or US$567.5 million, a decrease of 2.4% from NT$18,837.1 million or US$581.4 million for the fiscal year ended December 31, 2015. Net profit attributable to the Company for the fiscal year ended December 31, 2016 was NT$1,532.3 million or US$47.3 million, and NT$1.78 or US$0.06 per basic and NT$1.76 or US$0.05 per diluted common share, compared to net profit attributable to the Company for the fiscal year ended December 31, 2015 was NT$2,230.5 million or US$68.9 million, and NT$2.54 or US$0.08 per basic and NT$2.51 or US$0.08 per diluted common share.

S.J. Cheng, Chairman and President of ChipMOS, said, “The fourth quarter developed as expected with revenue in-line with guidance and gross margin above the high-end of guidance. Our memory business remained relatively stable due to the industry’s favorable supply / demand position. We expect to benefit from growth in the DRAM and NAND flash markets after the tradition Q1 seasonal trough and fewer working days in the quarter due to Chinese New Year closures. Demand is coming from diverse applications including handsets and computing. Revenue from our LCD driver business declined compared to the prior quarter and year ago period reflecting industry-wide headwinds due to a channel inventory adjustment and capacity shift for some applications, like smartphones, to OLED solutions, where we are also expanding our business. We expect to see demand improve as we move past the first quarter led by further penetration of the 4K2K opportunity, demand from the smartphone market and expected growth out of China. Finally, we believe our previously announced ChipMOS Shanghai joint-venture, with strategic investors led by Tsinghua Unigroup, will likely close by the end of the first quarter of 2017. We expect this joint-venture will serve as a cornerstone for our long-term growth by allowing us accelerate the planned expansion of ChipMOS Shanghai, while adding on new lines to service the higher demand we are seeing for our LCD driver ICs, touch driver, AMOLED, OLED and memory back-end services. Tsinghua Unigroup committed to actively supporting the joint-venture across its comprehensive semiconductor supply chain investment portfolio. We look forward to working to mutually grow the sustainable revenue and profit of ChipMOS Shanghai, while promoting the interests of all shareholders and employees.”

S.K. Chen, Vice President of ChipMOS, said, “We continue to execute on our core business while prioritizing OpEx efficiencies, cash flow generation and debt reduction. Net earnings per common share of fourth quarter of 2016 benefitted from a net foreign exchange gain of US$6.2 million, the reversal of accrued income tax of US$6.4 million related to the merger of ChipMOS Bermuda and ChipMOS Taiwan, and a change in the company’s depreciation schedule of the production equipment to 8 years from 6 years. We ended 2016 with US$233.7 million in cash and cash equivalents and our net debt to equity ratio was 19.8% as of December 31, 2016. This is after we generated US$109.5 million in cash from operations, distribution of a US$55.3 million cash dividend, distribution to shareholders of US$101.7 million in cash consideration related to the merger of ChipMOS Taiwan and ChipMOS Bermuda, and a CapEx investment of US$96.4 million.”

Selected Operations Data

	4Q16		4Q15		FY16
Revenue by segment
Testing		27%		25%		25%
Assembly		32%		29%		32%
LCD Driver		24%		30%		27%
Bumping		17%		16%		16%
Utilization by segment
Testing		81%		62%		70%
Assembly		67%		61%		64%
LCD Driver		79%		75%		77%
Bumping		68%		63%		68%
Overall		74%		66%		70%
CapEx	US$	29.8 million	US$	30.0 million	US$	96.4 million
Testing		21%		10%		25%
Assembly		24%		22%		18%
LCD Driver		13%		49%		29%
Bumping		42%		19%		28%
Depreciation and amortization expenses	US$	21.6 million	US$	23.0 million	US$	95.4 million

Condensed consolidated statements of cash flows

	Year ended Dec. 31, 2016	Year ended Dec. 31, 2015
	US$ million	US$ million
Net cash generated from (used in) operating activities	109.5	166.5
Net cash generated from (used in) investing activities	(148.3)	(139.0)
Net cash generated from (used in) financing activities	(99.5)	(124.3)
Net increase (decrease) in cash and cash equivalents	(138.3)	(96.8)
Effect of exchange rate changes on cash	(2.3)	(0.0)
Cash and cash equivalents at beginning of period	374.3	471.1
Cash and cash equivalents at end of period	233.7	374.3

First Quarter 2017 Outlook

The Company expects revenue for the first quarter of 2017 to be approximately 4% to 8% lower, as compared to the fourth quarter of 2016 reflecting traditional seasonality and fewer working days in the quarter due to Chinese New Year closures. The Company expects gross margin on a consolidated basis to be in the range of approximately 16% to 20% for the first quarter of 2017. The Company expects depreciation and amortization expenses for the first quarter of 2017 to be approximately US$22 million. Operating expenses are expected to be approximately 9% to 11% of revenues in the first quarter of 2017. The Company expects CapEx spending to be approximately US$43 million in the first quarter of 2017. The total number of the Company’s outstanding common shares at the end of the first quarter of 2017 is expected to be approximately 856 million, whereas the total outstanding ADS number was 21.2 million units, 49.6% of the outstanding common shares, as of February 28, 2017.

Investor Conference Call / Webcast Details

ChipMOS will host two conference calls on Thursday, March 9, 2017 to discuss the Company’s fourth quarter and full year 2016 financial results, and management’s outlook for the first quarter 2017.

1.	Date: Thursday, March 9, 2017

Time: 4:00PM Taiwan (3:00AM New York)

Dial-In: +886-2-21928016

Password: 691896 #

Replay Starting 2 Hours After Live Call Ends: www.chipmos.com

Language: Mandarin

2.	Date: Thursday, March 9, 2017

Time: 8:00PM Taiwan (7:00AM New York)

Dial-In: +1-201-689-8562

Password: 1365 6296

Replay Starting 2 Hours After Live Call Ends: +1-412-317-6671, with ID 1365 6296

Webcast of Live Call and Replay: www.chipmos.com

Language: English

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) (http://www.chipmos.com) is an industry leading provider of semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan, ChipMOS provide assembly and test services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

This press release contains certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors. These risks and uncertainties include those discussed under “Cautionary Statement Concerning Forward Looking Statements” and “Risk Factors” in the prospectus included in the registration statement on Form F-4 that ChipMOS filed with the U.S. SEC.

About Non-Generally Accepted Accounting Principles (“Non-GAAP”) Financial Measures

To supplement the consolidated financial results presented in accordance with the T-IFRS, ChipMOS uses non-GAAP free cash flow, non-GAAP earnings before interest, taxes, depreciation and amortization (“EBITDA”) and non-GAAP net debt to equity ratio in this press release. The non-GAAP free cash flow represents operating profit plus depreciation, amortization and interest income and less capital expenditures, predecessors’ interests, interest expenses, income tax expense and dividend. The non-GAAP EBITDA represents operating profit plus depreciation and amortization. The non-GAAP net debt to equity ratio represents the ratio of net debt, the sum of debt less cash and cash equivalent, divided by equity attributable to equity holders of the Company. These non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently.

The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with the T-IFRS.

ChipMOS considers the use of non-GAAP free cash flow, non-GAAP EBITDA and non-GAAP net debt to equity ratio provides useful information to management to manage the Company’s business and make financial and operational decisions and also to the investors to understand and evaluate the Company’s business and operating performance. For more information on these non-GAAP financial measures, please refer to the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in this press release.

- FINANCIAL TABLES FOLLOW BELOW -

ChipMOS TECHNOLOGIES INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months and the Year Ended Dec. 31, 2016 and Dec. 31, 2015

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts and Weighted Average Shares Outstanding

	3 months ended		Year ended
	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2016	Dec. 31, 2015
	USD	USD	USD	USD
Revenue	144.0	138.2	567.5	581.4
Cost of revenue	(114.4)	(110.4)	(455.1)	(453.3)

Gross profit	29.6	27.8	112.4	128.1

Research and development expenses	(6.3)	(6.8)	(25.9)	(23.1)
Sales and marketing expenses	(0.5)	(0.6)	(2.3)	(2.8)
Administrative and general expenses	(7.2)	(7.6)	(25.4)	(23.8)
Other operating income (expenses), net	0.1	1.8	2.9	3.3

Operating profit	15.7	14.6	61.7	81.7
Non-operating income (expenses), net	5.5	(0.3)	(9.2)	6.1

Profit (Loss) before tax	21.2	14.3	52.5	87.8
Income tax benefit (expense)	3.7	(3.0)	(10.9)	(25.8)

Profit from continuing operations	24.9	11.3	41.6	62.0
Income (Loss) from discontinued operations	(0.6)	0.0	(3.8)	(1.0)

Profit (Loss) for the year	24.3	11.3	37.8	61.0

Attributable to:
Equity holders of the Company – continuing operations	19.5	13.5	51.1	69.9
Equity holders of the Company – discontinued operations	(0.6)	0.0	(3.8)	(1.0)
Predecessors’ interests under common control	5.4	(2.2)	(9.5)	(9.0)
Non-controlling interests	—	—	—	1.1

	24.3	11.3	37.8	61.0

ChipMOS TECHNOLOGIES INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)

For the Three Months and the Year Ended Dec. 31, 2016 and Dec. 31, 2015

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts and Weighted Average Shares Outstanding

	3 months ended		Year ended
	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2016	Dec. 31, 2015
	USD	USD	USD	USD
Profit (Loss) for the year
Other comprehensive income (loss)
Exchange differences on translation of foreign operations	(1.1)	(1.6)	(6.2)	(0.4)
Net actuarial losses	(1.3)	(1.3)	(1.3)	(1.3)
Income tax effect	0.2	0.2	0.2	0.2

Total other comprehensive income (loss)	(2.2)	(2.7)	(7.3)	(1.5)

Total comprehensive income (loss)	22.1	8.6	30.5	59.5

Attributable to:
Equity holders of the Company – continuing operations	18.6	12.4	49.8	70.0
Equity holders of the Company – discontinued operations	(1.9)	(1.6)	(9.8)	(1.9)
Predecessors’ interests under common control	5.4	(2.2)	(9.5)	(9.0)
Non-controlling interests	—	—	—	0.4

	22.1	8.6	30.5	59.5

Earnings (Loss) per share attributable to the Company - basic	0.02	0.02	0.06	0.08

Earnings (Loss) per ADS equivalent - basic	0.45	0.31	1.10	1.57

Weighted average shares outstanding (in thousands) - basic	848,233	880,552	859,644	877,402

Profit (Loss) attributable to the Company - diluted	18.9	13.5	47.3	68.9

Earnings (Loss) per share attributable to the Company - diluted	0.02	0.02	0.05	0.08

Earnings (Loss) per ADS equivalent - diluted	0.44	0.31	1.09	1.55

Weighted average shares outstanding (in thousands) - diluted	852,528	881,066	866,801	888,296

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$32.40 against US$1.00 as of Dec. 30, 2016. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months and the Year Ended Dec. 31, 2016 and Dec. 31, 2015

Figures in Million of NT dollars (NTD)

Except for Per Share Amounts and Shares Outstanding

	3 months ended		Year ended
	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2016	Dec. 31, 2015
	NTD	NTD	NTD	NTD
Revenue	4,667.1	4,477.3	18,387.6	18,837.1
Cost of revenue	(3,705.5)	(3,576.1)	(14,745.5)	(14,685.5)

Gross profit	961.6	901.2	3,642.1	4,151.6

Research and development expenses	(203.3)	(219.6)	(838.9)	(747.8)
Sales and marketing expenses	(17.7)	(19.6)	(72.9)	(90.4)
Administrative and general expenses	(233.5)	(247.8)	(822.0)	(770.1)
Other operating income (expenses), net	3.3	59.9	90.3	105.1

Operating profit	510.4	474.1	1,998.6	2,648.4
Non-operating income (expenses), net	177.0	(11.2)	(298.1)	197.6

Profit (Loss) before tax	687.4	462.9	1,700.5	2,846.0
Income tax benefit (expense)	121.4	(97.0)	(352.1)	(835.7)

Profit from continuing operations	808.8	365.9	1,348.4	2,010.3
Income (Loss) from discontinued operations	(20.4)	(0.5)	(122.1)	(34.2)

Profit (Loss) for the year	788.4	365.4	1,226.3	1,976.1

Attributable to:
Equity holders of the Company – continuing operations	634.3	437.8	1,654.4	2,264.7
Equity holders of the Company – discontinued operations	(20.4)	(0.5)	(122.1)	(34.2)
Predecessors’ interests under common control	174.5	(71.9)	(306.0)	(291.4)
Non-controlling interests	—	—	—	37.0

	788.4	365.4	1,226.3	1,976.1

ChipMOS TECHNOLOGIES INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)

For the Three Months and the Year Ended Dec. 31, 2016 and Dec. 31, 2015

Figures in Million of NT dollars (NTD)

Except for Per Share Amounts and Shares Outstanding

	3 months ended		Year ended
	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2016	Dec. 31, 2015
	NTD	NTD	NTD	NTD
Profit (Loss) for the year
Other comprehensive income (loss)
Exchange differences on translation of foreign operations	(34.5)	(52.1)	(200.3)	(12.4)
Net actuarial losses	(43.4)	(41.8)	(43.4)	(41.8)
Income tax effect	7.4	7.1	7.3	7.0

Total other comprehensive income (loss)	(70.5)	(86.8)	(236.4)	(47.2)

Total comprehensive income (loss)	717.9	278.6	989.9	1,928.9

Attributable to:
Equity holders of the Company – continuing operations	605.0	402.7	1,614.0	2,267.4
Equity holders of the Company – discontinued operations	(61.6)	(52.2)	(318.1)	(62.1)
Predecessors’ interest under common control	174.5	(71.9)	(306.0)	(291.4)
Non-controlling interests	—	—	—	15.0

	717.9	278.6	989.9	1,928.9

Earnings (Loss) per share attributable to the Company - basic	0.72	0.50	1.78	2.54

Earnings (Loss) per ADS equivalent - basic	14.47	9.93	35.65	50.84

Weighted average shares outstanding (in thousands) - basic	848,233	880,552	859,644	877,402

Profit (Loss) attributable to the Company - diluted	613.9	437.3	1,532.3	2,230.5

Earnings (Loss) per share attributable to the Company - diluted	0.72	0.50	1.76	2.51

Earnings (Loss) per ADS equivalent - diluted	14.40	9.93	35.36	50.22

Weighted average shares outstanding (in thousands) - diluted	852,528	881,066	866,801	888,296

ChipMOS TECHNOLOGIES INC.

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of Dec. 31, Sep. 30, 2016, and Dec. 31, 2015

Figures in Million of U.S. dollars (USD) (1)

	Dec. 31, 2016	Sep. 30, 2016	Dec. 31, 2015
	USD	USD	USD
ASSETS
Current assets
Cash and cash equivalents	233.7	375.1	374.3
Accounts and notes receivable	127.8	129.4	120.1
Inventories	58.0	68.8	51.5
Non-current assets held for sale	95.8	—	—
Short-term deposits	2.2	2.1	2.6
Other current assets	6.2	40.3	10.4

Total current assets	523.7	615.7	558.9

Non-current assets
Non-current financial assets carried at cost	0.3	0.3	0.3
Investment accounted for using equity method	11.4	11.2	10.7
Property, plant & equipment	416.6	463.9	438.6
Other non-current assets	13.9	10.7	10.6

Total non-current assets	442.2	486.1	460.2

Total assets	965.9	1,101.8	1,019.1

LIABILITIES AND EQUITY
LIABILITIES
Current liabilities
Short-term bank loans	—	40.6	35.5
Accounts payable and payables to contractors and equipment suppliers	42.5	50.4	38.0
Liabilities directly associated with non-current assets held for sale	18.1	—	—
Bank loans – current portion	32.8	—	47.8
Current portion of lease payable	0.3	—	—
Other current liabilities	50.2	118.8	69.7

Total current liabilities	143.9	209.8	191.0

Non-current liabilities
Bank loans – non-current portion	299.0	255.3	153.9
Long-term lease payable	0.9	—	—
Other non-current liabilities	19.8	18.3	18.8

Total non-current liabilities	319.7	273.6	172.7

Total liabilities	463.6	483.4	363.7

EQUITY
Issued capital	273.8	276.8	276.6
Capital surplus	212.6	117.1	115.9
Retained earnings	44.0	182.1	209.1
Other component of equity	3.0	(10.8)	(11.9)
Treasury stock	(31.1)	(31.1)	—

Equity attributable to equity holders of the Company	502.3	534.1	589.7
Predecessors’ interests under common control	—	84.3	65.7

Total equity	502.3	618.4	655.4

Total liabilities and equity	965.9	1,101.8	1,019.1

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$32.40 against US$1.00 as of Dec. 30, 2016. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES INC.

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of Dec. 31, Sep. 30, 2016, and Dec. 31, 2015

Figures in Million of NT dollars (NTD)

	Dec. 31, 2016	Sep. 30, 2016	Dec. 31, 2015
	NTD	NTD	NTD
ASSETS
Current assets
Cash and cash equivalents	7,571.4	12,152.9	12,127.4
Accounts and notes receivable	4,140.2	4,191.7	3,890.5
Inventories	1,878.0	2,229.7	1,667.7
Non-current assets held for sale	3,105.1	—	—
Short-term deposits	72.3	66.6	85.2
Other current assets	199.7	1,306.6	337.6

Total current assets	16,966.7	19,947.5	18,108.4

Non-current assets
Non-current financial assets carried at cost	10.0	10.0	10.0
Investment accounted for using equity method	369.3	362.2	346.3
Property, plant & equipment	13,497.2	15,030.0	14,211.6
Other non-current assets	452.8	349.5	341.6

Total non-current assets	14,329.3	15,751.7	14,909.5

Total assets	31,296.0	35,699.2	33,017.9

LIABILITIES AND EQUITY
LIABILITIES
Current liabilities
Short-term bank loans	—	1,315.0	1,148.9
Accounts payable and payables to contractors and equipment suppliers	1,375.4	1,632.5	1,232.5
Liabilities directly associated with non-current assets held for sale	587.6	—	—
Bank loans – current portion	1,062.3	1.0	1,548.7
Current portion of lease payable	11.3	—	—
Other current liabilities	1,627.9	3,851.3	2,256.1

Total current liabilities	4,664.5	6,799.8	6,186.2

Non-current liabilities
Bank loans – non-current portion	9,687.7	8,270.5	4,985.8
Long-term lease payable	29.3	—	—
Other non-current liabilities	641.0	593.7	610.7

Total non-current liabilities	10,358.0	8,864.2	5,596.5

Total liabilities	15,022.5	15,664.0	11,782.7

EQUITY
Issued capital	8,869.7	8,968.0	8,962.1
Capital surplus	6,888.8	3,793.7	3,755.8
Retained earnings	1,424.6	5,899.1	6,773.4
Other component of equity	98.0	(348.8)	(383.6)
Treasury stock	(1,007.6)	(1,007.6)	—

Equity attributable to equity holders of the Company	16,273.5	17,304.4	19,107.7
Predecessors’ interests under common control	—	2,730.8	2,127.5

Total equity	16,273.5	20,035.2	21,235.2

Total liabilities and equity	31,296.0	35,699.2	33,017.9

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(Figures in Million of U.S. dollars (USD))

The table below sets forth a reconciliation of our operating profit to non-GAAP free cash flow for the periods indicated:

	Three months ended
	December 31, 2016	September 30, 2016	December 31, 2015
	USD	USD	USD
Operating profit	15.7	17.2	14.6
Add: Depreciation	21.6	24.9	23.0
Amortization	—	—	—
Interest income	0.3	0.2	0.5
Less: Capital expenditures	(29.8)	(30.2)	(30.0)
Predecessors’ interests	(5.4)	3.6	2.2
Interest expense	(1.2)	(1.2)	(0.9)
Income tax expense	3.7	(2.5)	(3.0)
Dividend	(55.3)	—	(3.9)

Non-GAAP free cash flow	(50.4)	12.0	2.5

The table below sets forth a reconciliation of our operating profit to non-GAAP EBITDA for the periods indicated:

	Three months ended
	December 31, 2016	September 30, 2016	December 31, 2015
	USD	USD	USD
Operating profit	15.7	17.2	14.6
Add: Depreciation	21.6	24.9	23.0
Amortization	—	—	—
Non-GAAP EBITDA	37.3	42.1	37.6

The table below sets forth a calculation of our non-GAAP net debt to equity ratio for the periods indicated:

	December 31, 2016	September 30, 2016	December 31, 2015
	USD	USD	USD
Short-term bank loans	—	40.6	35.5
Long-term bank loans (including current portion)	331.8	255.3	201.7
Lease payable (including current portion)	1.2	—	—
Less: Cash and cash equivalents	(233.7)	(375.1)	(374.3)

Net debt	99.3	(79.2)	(137.1)

Equity attributable to equity holders of the Company	502.3	534.1	589.7

Net debt to equity ratio	19.8%	-14.8%	-23.2%

FINANCIAL IMPACT OF THE DISCONTINUED OPERATIONS

Table 1: Consolidated Quarterly and Annual Revenues (Unaudited; Excludes ChipMOS Shanghai Revenue)

	4Q16	4Q15	YoY Change	FY16	FY15	YoY Change
Revenues (NT$ million)	4,667.1	4,477.3	4.2%	18,387.6	18,837.1	-2.4%
Revenues (US$ million)	144.0	138.2	4.2%	567.5	581.4	-2.4%

Table 2: Consolidated Quarterly and Annual Revenues (Unaudited; Includes ChipMOS Shanghai Revenue)

	4Q16	4Q15	YoY Change	FY16	FY15	YoY Change
Revenues (NT$ million)	4,925.9	4,755.0	3.6%	19,392.7	19,869.4	-2.4%
Revenues (US$ million)	152.0	146.8	3.6%	598.5	613.3	-2.4%

Table 3: Results of operations for the year ended December 31, 2016

	Consolidated Income Statements		Discontinued Operations
	NT$ million	US$ million	NT$ million	US$ million
Revenue	18,387.6	567.5	1,005.2	31.0
Cost of revenue	(14,745.5)	(455.1)	(986.0)	(30.4)

Gross profit	3,642.1	112.4	19.2	0.6
Operating expenses	(1,733.8)	(53.6)	(179.2)	(5.5)
Other operating income (expenses), net	90.3	2.9	13.7	0.4

Operating profit	1,998.6	61.7	(146.3)	(4.5)
Non-operating income (expenses), net	(298.1)	(9.2)	24.2	0.7

Profit (Loss) before tax	1,700.5	52.5	(122.1)	(3.8)
Income tax expense	(352.1)	(10.9)	—	—

Profit from continuing operations	1,348.4	41.6
Loss from discontinued operations	(122.1)	(3.8)

Profit for the year	1,226.3	37.8	(122.1)	(3.8)